UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 17, 2018

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release **ANGLOGOLD ASHANTI REACHES THREE-YEAR DEAL ON SA WAGES**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
JSE Bond Company Code - BIANG
("AngloGold Ashanti" or the "Company")

17 September 2018

NEWS RELEASE

AngloGold Ashanti Reaches Three-Year Deal on SA Wages, New Shift Arrangement

(JOHANNESBURG -- PRESS RELEASE) -- AngloGold Ashanti is pleased to have reached agreement on wage increases for the next three years, as well as a new shift arrangement with trade unions representing the majority of its employees in South Africa. The deal, signed on Monday, 17 September 2018, is another step in an important process to improve pay for its employees – particularly those at the entry level - while providing certainty as it works to return its business in the country to profitability.

"We are pleased to have reached this agreement after robust but constructive talks with the unions who represent most of our employees in South Africa," Chris Sheppard, AngloGold Ashanti's Chief Operating Officer: South Africa, said. "The new shift arrangement is an important factor, as it provides an opportunity for us to realise improvements in productivity and Safe Production, which are essential to the long-term sustainability of the business."

The agreements were signed by the Association of Mining and Construction Union (AMCU), which represents 48.9% of AngloGold Ashanti's workforce in South Africa, as well as Solidarity, which represents 3.7% and the UASA the Union, which represents 9.4%. Talks are ongoing with the National Union of Mineworkers, which represents 32.8% of AngloGold Ashanti's employees in South Africa. Non-union members account for 5.1% of the Company's South Africa staff complement.

The agreements on pay and shift arrangements are key pillars in the strategy to complete the turnaround of the business, which represents around 13% of the Company's total production.

The AngloGold Ashanti final agreement with Unions entails the following:

In respect of category 4 – 8 employees:

- o 1st year: R700 increase per month on standard rate plus an additional R300 per month in consideration for agreeing to and working the new shift arrangements as envisaged in the New Shift Arrangements Agreement. In total, this will result in an increase of the standard rate of pay of R1000.
- o 2nd year: R800 increase per month on standard rate plus an additional R200 per month in consideration for agreeing to and working the new shift arrangements as envisaged

in the New Shift Arrangements Agreement. In total, this will result in an increase of the standard rate of pay of R1000.

- o 3rd year: R900 per month on standard rate plus an additional R100 per month in consideration for agreeing to and working the new shift arrangements as envisaged in the New Shift Arrangements Agreement. Altogether, this will result in an increase of the standard rate of pay of R1000.

The wage agreement for the Miners & Artisans and Officials comprises 5.5% on the standard rate with an additional 1% in consideration for agreeing to and working the new shift arrangements as envisaged in the New Shift Arrangements Agreement. This final offer, which will result in an increase on the standard monthly rate of 6.5% for the first year, will be carried through to the second and third years as 6.5% or CPI, whichever is the greater for the balance of the agreement.

About AngloGold Ashanti South Africa:

AngloGold Ashanti's mining operations in South Africa include the long-life Mponeng mine in the West Wits region and long-life Mine Waste Solutions tailings retreatment operation, as well as the surface rock-dump reclamation operations in the Vaal River region. These assets constitute roughly 13% of AngloGold Ashanti's annual production.

Ends

Johannesburg

JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

CONTACTS

Media

Chris Nthite	**+27 11 637 6388/+27 83 301 2481**	cnthite@anglogoldashanti.com
Stewart Bailey	**+27 81 032 2563 / +27 11 637 6031**	sbailey@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

Investors

Stewart Bailey	**+27 81 032 2563 / +27 11 637 6031**	sbailey@anglogoldashanti.com
Sabrina Brockman	**+1 646 880 4526/ +1 646 379 2555**	sbrockman@anglogoldashanti.com
Fundisa Mgidi	**+27 11 6376763 / +27 82 821 5322**	fmgidi@anglogoldashanti.com

other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

Website: www.anglogoldashanti.com

ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: September 17, 2018

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance